Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Royal Group Technologies Limited (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7

Item 2  Date of Material Change

May 25, 2005

Item 3  News Release

A press release was issued on May 25, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On May 25, 2005, the Company announced that the special committee of its board of directors has decided to pursue a process whereby it will establish a "data room" and make information available to parties that may have an interest in exploring a transaction with the Company, including Cerberus Capital Management L.P (“Cerberus”). It is anticipated that the process of compiling and verifying the requisite information will require between 30 and 60 days.

In connection with a previous announcement on May 15, 2005 that the Company had received a letter from Cerberus stating its desire to conduct "due diligence investigations" in connection with a potential offer, the Company also announced that it has entered into an agreement with Cerberus (the “Cerberus Agreement”) that, among other things, provides that:

•     Cerberus will not, subject to certain limited exceptions, take up shares pursuant to a takeover bid until the expiry of 60 days from the time it has received access to the requested information, and

•     if a transaction is proposed by another party that is superior to the offer from Cerberus, Cerberus will either (i) match or better the superior proposal, (ii) purchase and tender to the superior proposal all of the shares of Vic De Zen, Domenic D'Amico and their affiliates that are the subject of a lock-up agreement with Cerberus or (iii) release these persons from their obligations pursuant to such lock-up agreement.

Pursuant to the Cerberus Agreement, the Company has agreed that it will provide Cerberus with access to its records and information on the same basis as other parties, and the Company will not enter into any transaction agreement supporting a competing proposal which contemplates payment of a termination (or "break") fee to a third party in excess of 1.9% of equity value of the Company.

The Company also announced that at this time, the special committee has not made any determination that any such transaction would be in the best interests of the Company or its shareholders.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A” and a copy of the Cerberus Agreement attached hereto as Schedule “B”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Mark Badger
Vice President, Marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

June 3, 2005

Schedule “A”

Royal Group engages in process aimed at maximizing shareholder value

    TORONTO, May 25 /CNW/ - Royal Group Technologies Limited (RYG.SV-TSX; RYG-NYSE) today announced that the special committee of its board of directors has decided to pursue a process whereby it will establish a "data room" and make information available to parties that may have an interest in exploring a transaction with the company, including Cerberus Capital Management L.P. The special committee is in the process of engaging financial advisors to assist with this process. It is anticipated that the process of compiling and verifying the requisite information will require between 30 and 60 days. At this time, the special committee has not made any determination that any such transaction would be in the best interests of the company or its shareholders.

    On May 15, 2005, Royal Group announced that it had received a letter from Cerberus stating its desire to conduct "due diligence investigations" in connection with a potential offer. Subject to Cerberus being satisfied with these investigations and certain other conditions, Cerberus stated an intention to make an offer for all shares of the company at a price of $14.00 per share. Cerberus also disclosed that it had entered into an agreement with Mr. Vic De Zen, Mr. Domenic D'Amico and certain of their affiliates, which provides that if an offer is made Mr. De Zen, Mr. D'Amico and their affiliates will tender up to 18,600,929 shares to such offer, representing 19.9% of the outstanding equity of Royal Group.

    Since May 15th, Royal Group has received unsolicited expressions of interest from other parties.

    In order to ensure all parties are on a "level playing field" in the context of any process, the company has entered into an agreement with Cerberus that, among other things, provides that:

•     Cerberus will not, subject to certain limited exceptions, take up shares pursuant to a takeover bid until the expiry of 60 days from the time it has received access to the requested information, and

•     if a transaction is proposed by another party as a result of the process that is superior to the offer from Cerberus, Cerberus will either (i) match or better the superior proposal, (ii) purchase and tender all of the shares of Vic De Zen, Domenic D'Amico and their affiliates to the superior proposal or (iii) release them from their obligations pursuant to the lock-up agreement - in other words, Cerberus will not use its agreement with those parties to frustrate a superior proposal.

    In exchange for the foregoing agreements from Cerberus, the company has agreed that it will provide Cerberus with access to its records and information on the same basis as other parties, and the company will not enter into any transaction agreement supporting a competing proposal which contemplates payment of a termination (or "break") fee to a third party in excess of 1.9% of equity value.

    The company emphasizes that no offer has yet been made to Royal Group or its shareholders and there can be no certainty that this process will result in any transaction.

    Royal Group Technologies Limited is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

    The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 25, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: contact: Robert Lamoureux, Lead Director and Interim CFO, or Mark Badger, Vice President, Marketing and Corporate Communications, Phone: (905) 264-0701, Fax: (905) 264-0702

Schedule “B”

May 25, 2005

CONFIDENTIAL

Cerberus Capital Management, L.P.
299 Park Avenue
New York, N.Y.
10171

Attention:     W. Brett Ingersoll

Dear Sirs/Mesdames:

Re: Confidential Information

You have requested that Royal Group Technologies Limited (the “Company”) provide you with access (“Access”) to the Company’s books, records, personnel, properties, plants, equipment and other assets, information and documents, which may include confidential information which has not been generally disclosed to the public, for use in connection with a possible transaction (a “Transaction”) between you and the Company and/or its shareholders.

It is acknowledged that it would be in the best interests of the Company that, if a Transaction is to proceed, confidential information be made available to you for purposes of evaluating and/or implementing a Transaction (a “Permitted Purpose”). Therefore, subject to the terms and conditions hereof, the Company agrees to provide certain Information (as defined below) to you solely for Permitted Purposes.

Unless otherwise directed by the Company, all requests for Information made by you shall be to Kari MacKay of Goodmans LLP who will, subject to this Agreement, arrange for the provision of such Information.

All information relating to the Company and its affiliates now or hereafter furnished to you by the Company or its affiliates or their respective directors, officers, employees, agents or representatives, and all analyses, compilations, data, structures or other documents prepared by the Company or its affiliates or by you or by their or your respective directors, officers, employees, agents, financing sources, affiliates or representatives, including, without limitation, their respective lawyers, accountants, consultants and financial advisors (collectively, “representatives”; as applied to you “representatives” includes only those who receive the Information), containing or based upon, in whole or in part, any such information or reflecting reviews of the Company or its affiliates is referred to herein as the “Information”. As a condition to the agreement and consent of the Company herein contained, you and the Company agree as follows:

1.
Except as may be permitted pursuant to Sections 3, 7 or 10 of this Agreement, you will not, and will direct your representatives not to, disclose to any other person that the Information has been made available to you, or any of the terms, conditions or other facts with respect to any such Transaction, including the status of this Agreement. The term “person” as used in this Agreement shall be broadly interpreted to include, without limitation, any individual, corporation, company, group, partnership or other entity.

Notwithstanding any other provision of this Agreement, except as required under applicable law, you may only discuss the Transaction with, and disclose Information to, your representatives.

Notwithstanding any provision of this Agreement to the contrary regarding your use of the Information, the confidentiality obligations imposed upon you in this Agreement shall not limit or restrict the ability of you or your affiliates to effect transactions in securities or other instruments of the Company in the ordinary course of your or their trading business, provided that your or their doing so does not violate applicable provisions of Canadian or United States securities laws, regardless of whether the absence of such violation results from the specific provisions of such laws (including the rules and regulations promulgated thereunder and/or the interpretation thereof by appropriate judicial authority), internal screen and other procedures which may be implemented from time to time you or your affiliates, or otherwise.

2.
Except as otherwise directed by the Company, you will not, and will direct your representatives not to, contact any person known by you to be a director, officer, employee or representative of the Company or its affiliates other than as permitted from time to time by either the Chairman of the Special Committee of the board of directors of the Company, or anyone designated by him from time to time for this purpose, with respect to the Transaction, Information or any other matter contemplated in this Agreement.

3.
You will keep the Information confidential and will not, without the prior written consent of the Company, disclose in any manner whatsoever, in whole or in part, and will not use directly or indirectly, the Information for other than Permitted Purposes. You agree to transmit the Information only to those of your representatives in all cases who need to know the Information for Permitted Purposes, who shall be informed by you of the confidential nature of the Information and who agree to be bound by the terms of this Agreement. You agree to be responsible for any breach of this Agreement by any of your representatives. You shall make all reasonable efforts to safeguard the Information from disclosure to anyone other than as permitted hereby. You agree to comply with all applicable securities laws in respect of the Information.

4.
If you determine that you do not wish to be involved in a Transaction, you will advise the Company of that fact. In that context, if the Company requests for any reason whatsoever, you will promptly re-deliver to the Company or destroy all documents furnished by the Company or its representatives to you or your representatives or derived by you or your representatives therefrom constituting the Information, without retaining copies thereof, except as required by law. In such event, you shall forthwith upon the request of the Company confirm such re-delivery or destruction to the Company.

5.
For purposes of this agreement, any information: (i) which is or becomes generally available to the public other than as a result of a disclosure by you or your representatives; (ii) which becomes available to you on a non-confidential basis from a source other than the Company or its affiliates or their respective representatives, provided that you reasonably do not believe that such source is bound by a confidentiality agreement with the Company or its affiliates or their respective representatives with respect to such information or is otherwise known by you to be prohibited from transmitting the information to you by a contractual, legal or fiduciary obligation; or (iii) which was known to you on a non-confidential basis prior to disclosure to you by the Company or its affiliates or their respective representatives, provided that such information is not known by you to be subject to another confidentiality agreement with or other obligation of secrecy of the Company with respect to such information or (iv) is independently developed by you without violating any obligations hereunder, shall not be considered “Information” hereunder.

6.
The Company agrees to use its reasonable best efforts to make the Information available to you as soon as practicable and, in any event, within 60 days. Although you understand that the Company will endeavour to include in the Information those materials which are believed to be reliable and relevant for Permitted Purposes, you acknowledge that neither the Company nor any of its representatives makes any representation or warranty as to the accuracy or completeness of the Information except as otherwise provided in a definitive agreement with the Company (other than this Agreement) entered into in connection with the Transaction which provides specific representations or warranties and only to the extent of such specific representations or warranties. You agree that neither the Company nor any of its representatives shall have any liability to you or to any of your representatives as a result of the use of the Information by you or your representatives except as otherwise provided in a definitive agreement with the Company (other than this Agreement) entered into in connection with the Transaction which provides specific representations or warranties and only to the extent of such specific representations or warranties.

7.
In the event that you or any of your representatives becomes legally compelled (by oral questions, interrogations, requests for information or documents, subpoena, civil investigative demand or similar process) or otherwise required by law to disclose any of the Information, you will provide the Company with prompt notice so that the Company may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement. You will cooperate with the Company on a reasonable basis in its efforts to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained or the Company waives compliance with the provisions of this Agreement, you or your representatives will furnish only that portion of the Information which is legally required and each such party shall exercise its reasonable efforts to obtain reliable assurances that confidential treatment will be accorded the Information.

8.
You acknowledge that the Information shall at all times remain the property of the Company and that the Company may, from time to time, disclose the Information (other than anything which has been developed by you as a result of the Information and delivered to the Company) to other third parties in connection with other possible transactions involving the Company. You acknowledge and agree that the Company is not restricted under this Agreement from disclosing the Information (other than anything which has been developed by you as a result of the Information and delivered to the Company) to other third parties.

9.
You acknowledge that you are aware, and you will advise your representatives, that securities laws may prohibit any person who has received from an issuer material non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of such issuer or from communicating such information to any other person.

10.
During the period ending 12 months from the date hereof, you and your affiliates (including any person or entity, directly or indirectly, through one or more intermediaries, controlled by or under common control with you) and any other person or entity formed or organized for the purpose of a Transaction described below in which you or your affiliates participate shall not, without the prior written authorization of the board of directors of the Company: (i) acquire or agree to acquire or make any proposal to acquire, in any manner, any securities or property of the Company or any of its affiliates; (ii) assist, advise or encourage any other persons to acquire or agree to acquire or make any proposal to acquire, in any manner, any securities or property of the Company or any of its affiliates; (iii) commence a take-over bid for any securities of the Company; (iv) solicit or approach any person for the purposes of soliciting their support for the Transaction, their commitment to tender all or any of the shares held by them (or over which they exercise control or direction) to the Transaction and/or their agreement to exercise their rights as shareholders of the Company (including their voting rights) in any manner whatsoever; (v) assist, advise or encourage any other persons to solicit or approach any person for the purposes of soliciting their support for an offer to acquire all or any of the shares of the Company, their commitment to tender all or any of the shares held by them (or over which they exercise control or direction) to an offer to acquire all or any of the shares of the Company and/or their agreement to exercise their rights as shareholders of the Company (including their voting rights) in any manner whatsoever; (vi) effect, seek, offer or propose any restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its affiliates; (vii) knowingly assist, advise or encourage any other persons to effect, seek, offer or propose any restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its affiliates; (viii) solicit proxies of the Company’s shareholders, or form, join or in any way participate in a proxy group; or (ix) make any public announcement with respect to the foregoing, except as may be required by applicable law or regulatory authorities; except that you shall be entitled to make a take-over bid and take up any shares tendered to that take-over bid provided that (A) the take-over bid is made for all of the outstanding shares in the capital of the Company, (B) the consideration paid for each share is not less than $14 per share, and (C) any shares taken up pursuant to such bid are taken up during the period commencing 60 days after the Access Date and ending 120 days after the Access Date, where “Access Date” shall mean the date that is the earlier of (i) 60 days after the date hereof and (ii) the first day that the Company’s data room is made available to other potential offerors or acquirors. This paragraph shall not prevent you from acquiring shares to comply with your obligations in paragraph 18. Notwithstanding anything to the contrary contained in this Agreement but subject to paragraph 18, nothing in this Agreement shall prohibit you or your affiliates from disposing any securities of any Company covered by this Agreement which you or your affiliates currently hold or may hereafter acquire.

Furthermore, notwithstanding anything to the contrary, nothing contained in this Agreement shall prohibit third party representatives acting as financial advisors to you or considering providing financing for you, or their affiliates, from engaging in ordinary brokerage, investment, money management and other business activities with respect, to or involving the acquisition of, any shares of the Company (including without limitation, transactions involving investment portfolios of pension and mutual funds and insurance and investment companies that are affiliates).

The restrictions set forth in this Section 10 shall apply only to such persons employed by or associated with Cerberus Capital Management, L.P. and/or its affiliates that actually are provided with the Information on behalf of Cerberus Capital Management, L.P. and/or its affiliates.  The restrictions set forth in this Section 10 expressly shall not apply to persons employed by or associated with Cerberus Capital Management, L.P. and/or its affiliates that are both (i) not provided with the Information and (ii) not involved in the Transaction, and such persons shall not be limited in any way in acting on behalf of Cerberus Capital Management, L.P. and/or its affiliates.

11.
Without the prior written consent of the Company, you agree that you and your affiliates shall not, for a period of 18 months from the date hereof, employ any person who is now employed by the Company or any of its subsidiaries or affiliates, who is identified by you as a result of this investigation of the Company. Nothing shall prohibit the general solicitation for employment (and hiring as a result thereof) not specifically directed at employees of the Company or the solicitation and hiring of any individual who has left the employ of the Company (other than as a result of your targeted solicitation of such individual).

12.
You acknowledge and agree that the Company would not have an adequate remedy at law and may be irreparably harmed in the event that any of the provisions of this Agreement were not performed by you in accordance with their specific terms or were otherwise breached by you. Accordingly, you agree that the Company shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof in addition to any other remedy to which the Company may be entitled at law or in equity. In the event of litigation relating to or arising out of this agreement, if a court of competent jurisdiction issues a final, non-appealable order the prevailing party in any such litigation will be entitled to payment of its legal fees and disbursements and court costs by the non-prevailing party. You further agree to indemnify and save harmless the Company and its representatives from any loss whatsoever arising out of a breach by you of any of the terms and conditions of this Agreement provided that such breach has been determined by a court of competent jurisdiction in a final non-appealable order.

13.	It is further understood and agreed that no failure or delay by the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

14.
Except as specifically set forth in this Agreement, neither you nor the Company will be under any legal obligation with respect to the Transaction unless and until a definitive agreement between us is executed and delivered, provided that the Company acknowledges that you may have certain obligations relating to the Transaction pursuant to your agreement with certain of the Company’s shareholders.

15.
The confidentiality and non-use obligations described in this Agreement, this Agreement and all other rights and obligations hereunder (other than in connection with any violation of your obligations hereunder) shall terminate two years from the date of this Agreement.

16.
Notices authorized or required by this Agreement to be given to the Company shall be delivered by hand or reputable third-party courier service to Bob Lamoureux, Chairman of the Special Committee of the Board of Directors of Royal Group Technologies Limited, c/o Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6 Attention: Stephen Halperin.

17.	This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and of Canada applicable therein.

18.
You further agree that if any competing offer or other transaction (a “Competing Offer”) is made with respect to the shares of the Company, you will either (a) not commence an offer that does not, or vary your offer to, provide consideration equal to or greater than that of the Competing Offer or (b) exercise your option to purchase the shares of the Company held by Vic De Zen, Domenic D’Amico and their affiliates and agree to tender those shares to the Competing Offer or, as applicable, vote those shares in favour of such Competing Offer, provided that if the Competing Offer includes non-cash consideration, alternatively you may irrevocably terminate the agreement dated May 15, 2005 with Vic De Zen, Domenic D’Amico and their affiliates. For the purposes of this paragraph 18, the value of any non-cash consideration related to a Competing Offer will be determined by the independent financial advisor of the Company within 15 days of announcement of the Competing Offer.

In connection with any other offer to be made, the Company will grant any prospective offeror identical Access to that granted to you and on the same terms of confidentiality. Further, the Company will not enter into any commitment to pay any termination fee to any competing offeror in excess of 1.9% of the equity value of the Company implied by the Competing Offer.

This agreement may be executed in counterpart with the same effect as if the parties hereto had all signed the same document.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter whereupon this letter will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

ROYAL GROUP TECHNOLOGIES LIMITED

By:    ___________________________________________________

Accepted and agreed to as of the
date set forth above.

CERBERUS CAPITAL MANAGEMENT, L.P.

By:    ___________________________________________________